Access Pharmaceuticals, Inc.
2700 Stemmons Freeway, Suite 176
Dallas, Texas 75307
(214) 905-5100

December 21, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Access Pharmaceuticals, Inc.

Registration Statement on Form SB-2

File No. 333-147976

Dear Ladies and Gentleman:

The undersigned, as Chief Financial Officer of Access Pharmaceuticals, Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined not to proceed with the resale registration of shares of its common stock as contemplated in its Registration Statement on Form SB-2, as amended (File No. 333-147976) (the “RegistrationStatement”).  Therefore, the Company hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, that the Commission consent to the withdrawal of the Registration Statement, together with all amendments and exhibits thereto.  No securities were sold in connection with this offering.  This letter will serve to confirm on behalf of the Company that no shares of common stock of the Company have been or will be issued or sold pursuant to the Registration Statement.

If you have any questions or comments or require further information or documentation regarding the foregoing, please do not hesitate to call the undersigned at (214) 905-5100 or John J. Concannon, Esq. of Bingham McCutchen LLP, counsel to the Company, at (617) 951-8874.

Very truly yours,

                                                                    /s/ Stephen B. Thompson

Stephen B. Thompson
Vice President
Chief Financial Officer